SANDISK CORPORATION

140 Caspian Court

Sunnyvale, California 94089

Telephone: (408) 542-0500

April 15, 2003

VIA EDGAR

Securities and Exchange Commission

450 Fifth Street N.W.

Washington, D.C. 20549

Re:	SanDisk Corporation

Amendment to S-3 Registration Statement No. 333-104387

Pursuant to Rule 473 of the Securities Act of 1933, as amended

Ladies and Gentlemen:

Reference is made to the registration statement on Form S-3 filed by SanDisk Corporation (the “Registrant”) on April 8, 2003 with Registration Number 333-104387 (the “Registration Statement”). Pursuant to Rule 473 of the Securities Act of 1933, as amended, the Registrant hereby amends the Registration Statement to add the following language to the cover page after the calculation of the registration fee:

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Sincerely, SanDisk Corporation

By:	/s/ MICHAEL GRAY
Michael Gray Chief Financial Officer and Senior Vice President, Finance and Administration (Principal Financial and Accounting Officer) (on behalf of the Registrant)